

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 3, 2009

VIA U.S. MAIL

Andrew S. Maslan
Chief Financial Officer
Cytomedix, Inc.
416 Hungerford Drive, Suite 330
Rockville, Maryland 20850

      Re: Cytomedix, Inc.
             Form 10-K for the year ended December 31, 2008
             Filed March 31, 2009
             File No. 001-32518

Dear Mr. Maslan:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Jeff Jaramillo
                           Accounting Branch Chief